Exhibit 1.01

Microsemi Corporation
Conflict Minerals Report
For The Calendar Year Ended December 31, 2014
Introduction
Microsemi Corporation is a leading designer, manufacturer and marketer of high-performance analog and mixed signal semiconductor solutions differentiated by power, security, reliability and performance. Unless the context otherwise required the "Company," "Microsemi," "we," "our," "ours," and "us" refer to Microsemi Corporation and its consolidated subsidiaries.
Microsemi's products include high-performance and radiation-hardened analog mixed-signal integrated circuits, field programmable gate arrays ("FPGAs"), system on chip solutions ("SoCs") and application-specific integrated circuits ("ASICs"); power management products; timing and synchronization devices and precise time solutions, setting the world's standard for time; voice processing devices; radio frequency ("RF") solutions; discrete components; security technologies and scalable anti-tamper products; Power-over-Ethernet integrated circuits ("ICs") and midspans; as well as custom design capabilities and services.
Microsemi has determined conflict minerals are necessary to the functionality and/or production of our manufactured products. Conflict minerals are defined as cassiterite, columbite-tantalite ("coltan"), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG") for the purposes of this assessment.
Microsemi undertook a reasonable country of origin inquiry ("RCOI") regarding the conflict minerals in its manufactured products. This RCOI was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo (DRC) or an adjoining country, (the "covered countries") and whether any of the conflict minerals may be from recycled or scrap sources. Microsemi also exercised due diligence on the source and chain of custody of the conflict minerals. Microsemi's due diligence measures have been designed to conform to the framework in the 2nd edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the "OECD framework"). In accordance with the OECD framework, we exercised appropriate risk based procedures which included but were not limited to the following:

•	establishment of strong company management systems;

•	identifying and assessing risk in our supply chain;

•	the design and implementation of strategy to respond to identified risks; and

•	reporting on supply chain due diligence.
In an effort to perform our RCOI and due diligence on the source and chain of custody of conflict minerals, Microsemi launched our conflict minerals communication survey attempting to contact all suppliers that were likely to contain 3TG, using the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GESI") established Conflict-Free Sourcing Initiative's ("CFSI") Conflict Minerals Reporting Template ("CMRT"). Subsequent to our initial supplier contact, we focused our efforts on the suppliers that make up the largest portion of our manufacturing spend.
Microsemi's supply chain with respect to its products is complex. There are many third parties in the supply chain between the ultimate manufacture of the products and the original sources of 3TG as Microsemi does not purchase 3TG directly from mines, smelters or refiners. Microsemi relies upon our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.
Due Diligence
Design of Due Diligence
Microsemi's due diligence processes and efforts are consistent with the OECD framework.

Due Diligence Measures Performed
Our due diligence measures included:

•	the development of a conflict mineral policy, which is available on our public website at http://investor.microsemi.com;

•	focusing our communication and education efforts on the suppliers that make up the largest portion of our manufacturing spend;

•	providing training to corporate supplier management and divisional quality teams to assist suppliers in their efforts to complete the CMRTs;

•	following up with suppliers who failed to respond to the surveys or whose responses were incomplete;

•	performing a review of the reported smelter information in the collected surveys to ensure the responses were accurate and complete; and

•	determining whether the identified smelters are "known" smelters or have been identified as "conflict free" by the CFSI's Conflict Free Smelter Program ("CFSP") for 3TG.
Results of Due Diligence
As the result of Microsemi’s conflict minerals due diligence, we have gathered the names of 230 smelters and refineries from our supply chain. Among them, 173 are on the list of CFSI's certified Conflict Free Smelters ("CFS"), which is considered to be conflict free. The remaining smelters and refineries are included on CFSI's known smelters and refineries lists, but have not yet undergone audit to be CFS-certified.
A large majority of the responses received provided smelter and refinery information at a company or divisional level or were unable to specify the smelters or refiners used for products supplied to Microsemi. Microsemi is unable to determine whether any of the 3TG reported by its suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refineries are actually in Microsemi's supply chain.
Therefore, based on the Company's due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals in its products or the facilities used to process the conflict minerals, including whether the conflict minerals were from recycled or scrap sources.
The Company's efforts to determine the mines or locations of origin with the greatest possible specificity include the use of the due diligence measures described above.
The report presented herein is not audited as Form SD required by Rule 13p-1 under the Securities Exchange Act of 1934 provides that if a registrant's products are "DRC conflict undeterminable" in 2014, the registrant's conflict minerals report is not subject to an independent private sector audit.
Risk Mitigation and Future Due Diligence Measures
As Microsemi moves towards a maturing and more sustaining conflict mineral due diligence program, we may take the following steps to continue improving our due diligence and further mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	enhance supplier communication, training and escalation processes;

•	continue to influence through our supply chain and attempt to influence additional smelters to obtain CFS status, where possible; and

•
encourage our direct suppliers to purchase materials from smelters who are listed on the CFSP Compliant Smelter Lists and have been certified as conflict free by an independent auditor through the CFSP.

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